Exhibit 12
General Motors Acceptance Corporation

     Ratio of Earnings to Fixed Charges

Six Months Ended June 30, ($ in millions)	2004	2003

Earnings
Consolidated net income	$1,646	$1,533
Provision for income taxes	948	934
Minority interest in consolidated subsidiaries and loss from equity investees	1	11

Consolidated income before income taxes, minority interest and loss from equity investees	2,595	2,478
Fixed charges	4,435	3,750

Earnings available for fixed charges	7,030	6,228
Fixed charges
Interest, debt, discount and expense	4,391	3,705
Portion of rentals representative of the interest factor	44	45

Total fixed charges	$4,435	$3,750
Ratio of earnings to fixed charges	1.59	1.66